UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE WENDY’S COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)

950587105
(CUSIP Number of Class of Securities)

R. Scott Toop, Senior Vice President, General Counsel and Secretary
The Wendy’s Company
One Dave Thomas Blvd.
Dublin, OH 43017
(614) 764-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$639,000,000	$74,251.80
(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $639,000,000 in aggregate of up to 57,828,054 shares of common stock, par value $0.10 per share, at the minimum tender offer price of $11.05 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by The Wendy’s Company, a Delaware corporation (“Wendy’s” or the “Company”), to purchase for cash up to $639.0 million in value of shares of its common stock, par value $0.10 per share (the “Shares”), at a price of not less than $11.05 nor greater than $12.25 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated June 3, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is The Wendy’s Company. The address and telephone number of the issuer’s principal executive offices are One Dave Thomas Blvd., Dublin, Ohio 43017, (614) 764-3100.

(b) The subject securities are Shares of The Wendy’s Company. As of May 29, 2015, there were 363,458,742 Shares issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is The Wendy’s Company. The business address and telephone number of Wendy’s is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of Wendy’s are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Wendy’s set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Tender Offer.

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(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) – (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14

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of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 3, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 3, 2015.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 3, 2015.

(a)(1)(F)	Summary Advertisement, dated June 3, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by The Wendy’s Company on June 3, 2015.*

(a)(5)(B)	Press release issued by The Wendy’s Company on June 3, 2015.*

(b)(1)	2015-1 Class A-2 Note Purchase Agreement, dated as of May 19, 2015, by and among The Wendy’s Company, the subsidiaries of The Wendy’s Company party thereto and Guggenheim Securities, LLC, acting on behalf of itself and as the representative of the initial purchasers, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company’s Current Report on Form 8-K filed on May 20, 2015 (SEC file no. 001-02207).

(b)(2)	Base Indenture, dated as of June 1, 2015, by and between Wendy’s Funding, LLC, as Master Issuer, and Citibank, N.A., as Trustee and Securities Intermediary, incorporated herein by reference to Exhibit 4.1 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(3)	Series 2015-1 Supplement to Base Indenture, dated as of June 1, 2015, by and between Wendy’s Funding, LLC, as Master Issuer of the Series 2015-1 fixed rate senior secured notes, Class A-2, and Series 2015-1
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Exhibit Number	Description

variable funding senior notes, Class A-1, and Citibank, N.A., as Trustee and Series 2015-1 Securities Intermediary, incorporated herein by reference to Exhibit 4.2 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(4)	Class A-1 Note Purchase Agreement, dated as of June 1, 2015, by and among Wendy’s Funding, LLC, as Master Issuer, each of Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, as Guarantor, Wendy’s International, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A., “Rabobank Nederland,” New York Branch, as L/C Provider, Swingline Lender and Administrative Agent, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(5)	Guarantee and Collateral Agreement, dated as of June 1, 2015, by and among Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, each as a Guarantor, in favor of Citibank, N.A., as Trustee, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(6)	Management Agreement, dated as of June 1, 2015, by and among Wendy’s Funding, LLC, Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, Wendy’s International, LLC, as Manager, and Citibank, N.A., as Trustee, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(c)	None.

(d)(1)	Triarc Companies, Inc. Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Exhibit 10.3 to the Triarc Companies, Inc. Form 8-K filed on May 19, 2005 (SEC file no. 001-02207).

(d)(2)	Form of Non-Incentive Stock Option Agreement under the Triarc Companies, Inc. Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Exhibit 10.2 to the Triarc Companies, Inc. Form 8-K filed on May 13, 1998 (SEC file no. 001-02207).

(d)(3)	Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to
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Exhibit Number	Description

Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(4)	Form of Non-Incentive Stock Option Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 99.6 to the Wendy’s/Arby’s Group, Inc. Form 8-K filed on December 22, 2008 (SEC file no. 001-02207).

(d)(5)	Form of Restricted Stock Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(6)	Form of Non-Employee Director Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended June 28, 2009 (SEC file no. 001-02207).

(d)(7)	Form of Non-Incentive Stock Option Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(8)	Form of Restricted Share Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(9)	Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Annex A to the Wendy’s/Arby’s Group, Inc. Definitive Proxy Statement on Schedule 14A filed on April 9, 2010 (SEC file no. 001-02207).

(d)(10)	First Amendment to Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(d)(11)	Second Amendment to The Wendy’s Company 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s
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Exhibit Number	Description

Company Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(d)(12)	Form of Non-Incentive Stock Option Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(13)	Form of Non-Incentive Stock Option Award Agreement for 2012 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company Form 10-Q for the quarter ended July 1, 2012 (SEC file no. 001-02207).

(d)(14)	Form of Long Term Performance Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.6 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(15)	Form of Long Term Performance Unit Award Agreement for 2011 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-Q for the quarter ended July 3, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(16)	Form of Long Term Performance Unit Award Agreement for 2012 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.4 to The Wendy’s Company Form 10-Q for the quarter ended July 1, 2012 (SEC file no. 001-02207).

(d)(17)	Form of Long Term Performance Unit Award Agreement for 2013 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company Form 10-Q for the quarter ended September 29, 2013 (SEC file no. 001-02207).

(d)(18)	Form of Long Term Performance Unit Award Agreement for 2014 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 10-Q for the quarter ended March 30, 2014 (SEC file no. 001-02207).

(d)(19)	Form of Long Term Performance Unit Award Agreement for 2015 under The Wendy’s Company 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 10-Q for the quarter ended March 29, 2015 (SEC file no. 001-02207).

(d)(20)	Form of Restricted Stock Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated
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Exhibit Number	Description

herein by reference to Exhibit 10.1 to the Wendy’s/Arby’s Group, Inc. and Wendy’s/Arby’s Restaurants, LLC Form 10-Q for the quarter ended April 3, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(21)	Form of Restricted Stock Unit Award Agreement for 2011 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-Q for the quarter ended October 2, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(22)	Form of Restricted Stock Unit Award Agreement for 2013 (ratable vesting) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no. 001-02207).

(d)(23)	Form of Restricted Stock Unit Award Agreement for 2013 (cliff vesting) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.4 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no. 001-02207).

(d)(24)	Form of Restricted Stock Unit Award Agreement for 2014 (version 1) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.21 to The Wendy’s Company Form 10-K for the year ended December 28, 2014 (SEC file no. 001-02207).

(d)(25)	Form of Restricted Stock Unit Award Agreement for 2014 (version 2) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.22 to The Wendy’s Company Form 10-K for the year ended December 28, 2014 (SEC file no. 001-02207).

(d)(26)	Form of Non-Employee Director Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(27)	Form of Non-Employee Director Restricted Stock Award Agreement for 2013 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.5 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no.
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Exhibit Number	Description

001-02207).

(d)(28)	Form of Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.16 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-K for the year ended January 1, 2012 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(29)	Wendy’s International, Inc. 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(f) to the Wendy’s International, Inc. Form 10-Q for the quarter ended April 2, 2006 (SEC file no. 001-08116).

(d)(30)	Amendments to the Wendy’s International, Inc. 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.12 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(31)	Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Annex C to the Wendy’s International, Inc. Definitive Proxy Statement on Schedule 14A filed on March 12, 2007 (SEC file no. 001-08116).

(d)(32)	First Amendment to the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d) to the Wendy’s International, Inc. Form 10-Q for the quarter ended September 30, 2007 (SEC file no. 001-08116).

(d)(33)	Amendments to the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.15 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(34)	Form of Stock Option Award Letter for U.S. Grantees under the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(35)	Form of Stock Unit Award Agreement under the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.4 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(36)	Form of letter amending non-qualified stock options granted under the Wendy’s International, Inc. 2007 Stock Incentive Plan on May 1, 2007 and May 1, 2008 to certain former directors of Wendy’s International,
10

Exhibit Number	Description

Inc., incorporated herein by reference to Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(37)	Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Fund Management, L.P., the general partner of which is Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and Edward P. Garden, who, together with Nelson Peltz and Peter W. May, are the controlling members of Trian GP, Trian Partners Strategic Investment Fund, L.P. and Trian Partners Strategic Investment Fund-A, L.P., incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 8-K filed on December 2, 2011 (SEC file no. 001-02207).

(d)(38)	Stock Purchase Agreement, dated June 2, 2015, by and between The Wendy’s Company and the persons listed on Schedule I thereto, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 8-K filed on June 3, 2015 (SEC file no. 001-02207).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*   Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WENDY’S COMPANY

Date: June 3, 2015	By:	/s/ Todd A. Penegor
		Name:	Todd A. Penegor
		Title:	Executive Vice President, Chief Financial Officer and International

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 3, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 3, 2015.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 3, 2015.

(a)(1)(F)	Summary Advertisement, dated June 3, 2015.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by The Wendy’s Company on June 3, 2015.*

(a)(5)(B)	Press release issued by The Wendy’s Company on June 3, 2015.*

(b)(1)	2015-1 Class A-2 Note Purchase Agreement, dated as of May 19, 2015, by and among The Wendy’s Company, the subsidiaries of The Wendy’s Company party thereto and Guggenheim Securities, LLC, acting on behalf of itself and as the representative of the initial purchasers, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company’s Current Report on Form 8-K filed on May 20, 2015 (SEC file no. 001-02207).

(b)(2)	Base Indenture, dated as of June 1, 2015, by and between Wendy’s Funding, LLC, as Master Issuer, and Citibank, N.A., as Trustee and Securities Intermediary, incorporated herein by reference to Exhibit 4.1 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(3)	Series 2015-1 Supplement to Base Indenture, dated as of June 1, 2015, by and between Wendy’s Funding, LLC, as Master Issuer of the Series 2015-1 fixed rate senior secured notes, Class A-2, and Series 2015-1 variable funding senior notes, Class A-1, and Citibank, N.A., as Trustee and Series 2015-1 Securities Intermediary, as Trustee and as Securities
13

Exhibit Number	Description

Intermediary, incorporated herein by reference to Exhibit 4.2 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(4)	Class A-1 Note Purchase Agreement, dated as of June 1, 2015, by and among Wendy’s Funding, LLC, as Master Issuer, each of Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, as Guarantor, Wendy’s International, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A., “Rabobank Nederland,” New York Branch, as L/C Provider, Swingline Lender and Administrative Agent, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(5)	Guarantee and Collateral Agreement, dated as of June 1, 2015, by and among Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, each as a Guarantor, in favor of Citibank, N.A., as Trustee, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(b)(6)	Management Agreement, dated as of June 1, 2015, by and among Wendy’s Funding, LLC, Quality Is Our Recipe, LLC, Wendy’s Properties, LLC, Wendy’s SPV Guarantor, LLC, Wendy’s International, LLC, as Manager, and Citibank, N.A., as Trustee, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company’s Current Report on Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(c)	None.

(d)(1)	Triarc Companies, Inc. Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Exhibit 10.3 to the Triarc Companies, Inc. Form 8-K filed on May 19, 2005 (SEC file no. 001-02207).

(d)(2)	Form of Non-Incentive Stock Option Agreement under the Triarc Companies, Inc. Amended and Restated 1998 Equity Participation Plan, incorporated herein by reference to Exhibit 10.2 to the Triarc Companies, Inc. Form 8-K filed on May 13, 1998 (SEC file no. 001-02207).

(d)(3)	Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year
14

Exhibit Number	Description

ended December 28, 2008 (SEC file no. 001-02207).

(d)(4)	Form of Non-Incentive Stock Option Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 99.6 to the Wendy’s/Arby’s Group, Inc. Form 8-K filed on December 22, 2008 (SEC file no. 001-02207).

(d)(5)	Form of Restricted Stock Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(6)	Form of Non-Employee Director Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended June 28, 2009 (SEC file no. 001-02207).

(d)(7)	Form of Non-Incentive Stock Option Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(8)	Form of Restricted Share Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. Amended and Restated 2002 Equity Participation Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(9)	Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Annex A to the Wendy’s/Arby’s Group, Inc. Definitive Proxy Statement on Schedule 14A filed on April 9, 2010 (SEC file no. 001-02207).

(d)(10)	First Amendment to Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).

(d)(11)	Second Amendment to The Wendy’s Company 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company Form 8-K filed on June 2, 2015 (SEC file no. 001-02207).
15

Exhibit Number	Description

(d)(12)	Form of Non-Incentive Stock Option Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(13)	Form of Non-Incentive Stock Option Award Agreement for 2012 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company Form 10-Q for the quarter ended July 1, 2012 (SEC file no. 001-02207).

(d)(14)	Form of Long Term Performance Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.6 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(15)	Form of Long Term Performance Unit Award Agreement for 2011 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-Q for the quarter ended July 3, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(16)	Form of Long Term Performance Unit Award Agreement for 2012 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.4 to The Wendy’s Company Form 10-Q for the quarter ended July 1, 2012 (SEC file no. 001-02207).

(d)(17)	Form of Long Term Performance Unit Award Agreement for 2013 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.2 to The Wendy’s Company Form 10-Q for the quarter ended September 29, 2013 (SEC file no. 001-02207).

(d)(18)	Form of Long Term Performance Unit Award Agreement for 2014 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 10-Q for the quarter ended March 30, 2014 (SEC file no. 001-02207).

(d)(19)	Form of Long Term Performance Unit Award Agreement for 2015 under The Wendy’s Company 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 10-Q for the quarter ended March 29, 2015 (SEC file no. 001-02207).

(d)(20)	Form of Restricted Stock Unit Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to the Wendy’s/Arby’s Group, Inc. and Wendy’s/Arby’s Restaurants, LLC Form 10-Q for the quarter ended
16

Exhibit Number	Description

April 3, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(21)	Form of Restricted Stock Unit Award Agreement for 2011 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-Q for the quarter ended October 2, 2011 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(22)	Form of Restricted Stock Unit Award Agreement for 2013 (ratable vesting) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.3 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no. 001-02207).

(d)(23)	Form of Restricted Stock Unit Award Agreement for 2013 (cliff vesting) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.4 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no. 001-02207).

(d)(24)	Form of Restricted Stock Unit Award Agreement for 2014 (version 1) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.21 to The Wendy’s Company Form 10-K for the year ended December 28, 2014 (SEC file no. 001-02207).

(d)(25)	Form of Restricted Stock Unit Award Agreement for 2014 (version 2) under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.22 to The Wendy’s Company Form 10-K for the year ended December 28, 2014 (SEC file no. 001-02207).

(d)(26)	Form of Non-Employee Director Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.7 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 001-02207).

(d)(27)	Form of Non-Employee Director Restricted Stock Award Agreement for 2013 under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.5 to The Wendy’s Company Form 10-Q for the quarter ended June 30, 2013 (SEC file no. 001-02207).
17

Exhibit Number	Description

(d)(28)	Form of Restricted Stock Award Agreement under the Wendy’s/Arby’s Group, Inc. 2010 Omnibus Award Plan, incorporated herein by reference to Exhibit 10.16 to The Wendy’s Company and Wendy’s Restaurants, LLC Form 10-K for the year ended January 1, 2012 (SEC file nos. 001-02207 and 333-161613, respectively).

(d)(29)	Wendy’s International, Inc. 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(f) to the Wendy’s International, Inc. Form 10-Q for the quarter ended April 2, 2006 (SEC file no. 001-08116).

(d)(30)	Amendments to the Wendy’s International, Inc. 2003 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.12 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(31)	Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Annex C to the Wendy’s International, Inc. Definitive Proxy Statement on Schedule 14A filed on March 12, 2007 (SEC file no. 001-08116).

(d)(32)	First Amendment to the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d) to the Wendy’s International, Inc. Form 10-Q for the quarter ended September 30, 2007 (SEC file no. 001-08116).

(d)(33)	Amendments to the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.15 to the Wendy’s/Arby’s Group, Inc. Form 10-K for the year ended December 28, 2008 (SEC file no. 001-02207).

(d)(34)	Form of Stock Option Award Letter for U.S. Grantees under the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(35)	Form of Stock Unit Award Agreement under the Wendy’s International, Inc. 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.4 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September 27, 2009 (SEC file no. 001-02207).

(d)(36)	Form of letter amending non-qualified stock options granted under the Wendy’s International, Inc. 2007 Stock Incentive Plan on May 1, 2007 and May 1, 2008 to certain former directors of Wendy’s International, Inc., incorporated herein by reference to Exhibit 10.5 to the Wendy’s/Arby’s Group, Inc. Form 10-Q for the quarter ended September
18

Exhibit Number	Description

27, 2009 (SEC file no. 001-02207).

(d)(37)	Agreement dated December 1, 2011 by and between The Wendy’s Company and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners GP, L.P., Trian Fund Management, L.P., the general partner of which is Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and Edward P. Garden, who, together with Nelson Peltz and Peter W. May, are the controlling members of Trian GP, Trian Partners Strategic Investment Fund, L.P. and Trian Partners Strategic Investment Fund-A, L.P., incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 8-K filed on December 2, 2011 (SEC file no. 001-02207).

(d)(38)	Stock Purchase Agreement, dated June 2, 2015, by and between The Wendy’s Company and the persons listed on Schedule I thereto, incorporated herein by reference to Exhibit 10.1 to The Wendy’s Company Form 8-K filed on June 3, 2015 (SEC file no. 001-02207).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*    Previously filed.

19